Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-167807 December 17, 2010

What’s up with IAU trading volume this week?

By: Kevin Feldman

Murray Coleman wonders [http://blogs.barrons.com/focusonfunds/2010/12/14/volume-spikes-in-ishares-gold-etf-monday-the-final-refinement/?mod=rss_BOLBlog] whether our recent announcement [http://us.ishares.com/newsroom/pr_2010_12_08.htm] on the completion of refinements to our gold ETF (iShares Gold Trust: IAU) is responsible for Tuesday’s surge in trading volume—30 million shares, more than 9X IAU’s average daily volume. [http://www.bloomberg.com/news/2010-12-14/ishares-gold-trust-etf-shares-outstanding-jump-most-since-february-2006.html]

The short answer is no.

As we announced last week, IAU switched from COMEX to London PM Fix prices for daily valuation of the trust’s gold bullion. The London Bullion Market Association (LBMA) publishes the ‘gold fixing’ prices twice each day. The afternoon price (called the ‘PM Fix’) is a widely referenced price and benchmark for gold. You can learn more about the LMBA and the fixing process here.[http://www.lbma.org.uk/pages/index.cfm?page_id=52&title=statistics_faqs]

Though some investors have a preference for LBMA or COMEX prices, it’s important to remember that these prices are used only for daily valuation and benchmarks and do not represent the share prices of IAU when the market is open. Like other exchange-traded securities, IAU’s price is set in the market by investors based on what they are willing to pay or receive for their shares. Unlike the London PM Fix price, IAU’s share price changes continuously throughout the U.S. trading day to reflect investors’ views of IAU (and the underlying gold owned by the trust).

If the switch to London prices didn’t cause the surge in trading volume, what did? As Bloomberg reported [http://www.bloomberg.com/news/2010-12-14/ishares-gold-trust-etf-shares-outstanding-jump-most-since-february-2006.html] Tuesday, IAU had a large trade at 10:41 A.M.—just under 28 million shares ($382 million). This trade was facilitated because market makers are able to leverage the deep liquidity available in the gold market and if necessary create new shares of the ETF to satisfy market demand. There was no significant change in the price (bid/ask) moments after this trade.

How can IAU absorb such a large trade with so little market impact? To understand the answer, we need to look at the source of ETF liquidity, which comes from two places: like listed stocks, ETF trading volume is based on the supply and demand generated by investors buying and selling the shares during the day. (IAU trades about 5 million shares per day and has an average bid/ask spread of $0.01/share.)

Source: Bloomberg

The second source of liquidity comes from the underlying holdings of the ETF, in this case gold. Given the historical depth and liquidity of the gold market, IAU investors benefit from the ability of market makers to access the primary gold market via authorized participants [http://us.ishares.com/understand_etf/fundamental/etf_creation_redemption.htm] (APs) and create new shares when there’s strong demand for IAU.

It was through this second source of liquidity—the underlying gold market— that a liquidity provider in IAU was able to execute this large trade less than a penny above the quoted offer price.

Sources: LBMA, Barron’s Blog, iShares.com, Bloomberg

iShares Gold Trust (“Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com/IAU or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are created to reflect the price of the gold held by the Trust, the market price of the shares will be as unpredictable as the price of gold has historically been. Additionally, shares of the Trust are bought and sold at market price (not NAV). Brokerage commissions will reduce returns.

Shares of the Trust are created to reflect, at any given time, the market price of gold owned by the trust at that time less the trust’s expenses and liabilities. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

Although market makers will generally take advantage of differences between the NAV and the trading price of Trust shares through arbitrage opportunities, there is no guarantee that they will do so. There is no guarantee an active trading market will develop for the shares, which may result in losses on your investment at the time of disposition of your shares.

Although shares of the Trust may be bought or sold on the exchange through any brokerage account, shares of the Trust are not redeemable from the Trust except in large aggregated units called Baskets.

Gold Graph - How can IAU absorb such a large trade with so little market impact? To understand the answer, we need to look at the source of ETF liquidity, which comes from two places: like listed stocks, ETFs trading volume is based on the supply and demand generated by investors buying and selling the shares during the day. (IAU trades about 5 million shares per day and has an average bid/ask spread of .01/share.)